UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-41715

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Beneficient

Full Name of Registrant

The Beneficient Company Group, L.P.

Former Name if Applicable

325 N. Saint Paul Street, Suite 4850

Address of Principal Executive Office (Street and Number)

Dallas, TX 75201

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Beneficient (the “Company”) (f/k/a The Beneficient Company Group, L.P. (“BCG”)) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended March 31, 2023 (the “Annual Report”). The Company has determined that it is unable to file the Annual Report within the initially prescribed time period without unreasonable effort or expense because it received additional information on the date of the prescribed due date, and the Company needs additional time to consider and evaluate such information and any impact such information may have on the disclosure contained in the Annual Report. The Company currently anticipates that it will file the Annual Report on or before July 13, 2023.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	James G. Silk	214	445-4700
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

For the year ended March 31, 2022, the Company’s unaudited revenue was ($13.7) million and net loss attributable to common unitholders of BCG was ($100.6) million. The unaudited Company’s investments, at fair value, were $674.2 million as of March 31, 2022. For the year ended March 31, 2023, we expect to report revenue of ($104.9) million and net loss attributable to common unitholders of BCG of ($131.0) million. The Company’s investments, at fair value are expected to total $497.2 million as of March 31, 2023. Negative revenues are reported as a result in declines in the fair value and net asset value of the investments held by the Company. A more detailed discussion of results of operations will be included in Management’s Discussion and Analysis of Financial Condition and Results of Operation in the Company’s Annual Report on Form 10-K to be filed.

Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 regarding the Company’s results that are not historical facts and its expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, and such forward-looking statements include, but are not limited to, statements about the filing of the Annual Report, completion of the quarter-end financial statement review and expected financial results referred to herein, and/or the Company’s plans, objectives, expectations (financial or otherwise) or intentions. All forward-looking statements included in this Form 12b-25, including expectations about the timing of the completion of the Company’s financial statements for the fiscal period ended March 31, 2023, and the timing, form and content of the Annual Report are based upon information available to the Company as of the date of this Form 12b-25, which may change, and the Company assumes no obligation to update any such forward-looking statements.

Beneficient

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2023	By:	/s/ James G. Silk
James G. Silk
Chief Legal Officer & Executive Vice President